UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	000-51034
ACE AVIATION HOLDINGS INC.
(Exact name of registrant as specified in its charter)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada H4A 3T2 (514) 205-7855
(Address, including zip code, and telephone number, including area code, of registrant's of principal executive offices)
Class B Voting Shares, Class A Variable Voting Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	X	Rule 12h-6(d)
(for equity securities)		(for successor registrants)

Rule 12h-6(c)		Rule 12h-6(i)
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.	ACE Aviation Holdings Inc. (the "Company") first incurred the duty to file reports under section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on September 30, 2004.

B.
The Company has filed or submitted all reports required under Exchange Act section 13(a) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity

The Company has not sold any securities in the United States in a registered offering under the Securities Act of 1933, as amended (the "Securities Act").

Item 3.	Foreign Listing and Primary Trading Market

A.
The Class A variable voting shares (the "Variable Voting Shares") and Class B voting shares (the "Voting Shares" and, together with the Variable Voting Shares, the "Shares") are listed on the Toronto Stock Exchange (the "TSX"), located in Canada, which constitutes the primary trading market for the Shares.

B.	The date of initial listing on the TSX of the Shares was October 4, 2004. The Company has maintained the listing on the TSX for at least 12 months prior to the filing of this Form 15F.

C.	During the 12-month period beginning on January 1, 2008 and ended December 31, 2008, 98.549% of trading in the Variable Voting Shares and 99.968% of trading in the Voting Shares occurred on the TSX.

Item 4.	Comparative Trading Volume Data

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is January 1, 2008 to December 31, 2008 (the “Trading Period”).

B.
During the Trading Period, the average daily trading volume (the "ADTV") of the Variable Voting Shares in the United States and worldwide was 6,271 Variable Voting Shares and 444,845 Variable Voting Shares, respectively.  During the Trading Period, the ADTV of the Voting Shares in the United States and worldwide was 79 Voting Shares and 250,132 Voting Shares, respectively.

C.
During the Trading Period, the United States ADTV of the Shares as a percentage of the worldwide ADTV of the Shares represented 1.410% in the case of the Variable Voting Shares and 0.032% in the case of the Voting Shares.

D.	Not applicable.

E.	Not applicable.

F.	The source of the trading volume data used in this Form 15F to calculate the ADTV percentages and share volumes was the Pink Sheets.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.	Pursuant to Rule 12h-6(h), the Company disclosed its intent to terminate the registration of the Shares under section 12(g) of the Exchange Act on January 6, 2009.

B.
The Company disseminated the notice in the United States by means of a news release (the "News Release") published/transmitted via Canada NewsWire.  A copy of the News Release is attached as Exhibit 10.1 to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

Exhibit 10.1	News Release pursuant to Rule 12h-6(h), dated January 6, 2009.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ACE Aviation Holdings Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, ACE Aviation Holdings Inc. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ACE AVIATION HOLDINGS INC.
(Registrant)
Date:	January 6, 2009	By:	/s/ Brian Dunne
			Name:	Brian Dunne
			Title:	Executive Vice President and Chief Financial Officer